EXHIBIT 12.1
ANIXTER INTERNATIONAL INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (a)
(In Millions)

						Twenty six
						weeks
	Fiscal Year Ended					ended
	January 2,	December 31,	December 30,	December 29,	December 28,	June 27
	2004	2004	2005	2006	2007	2008
Earnings
Income from continuing operations	$41.9	$77.7	$90.0	$209.3	$253.5	$124.6
Adjustment for minority interest	—	—	—	(0.5)	—	—
Undistributed income of equity investee (b)	(18.9)	(12.3)	—	—	—	—
Income tax provision	31.0	47.0	67.4	93.7	144.0	72.2

Subtotal	54.0	112.4	157.4	302.5	397.5	196.8

Fixed charges
Interest expense (c)	12.8	13.8	27.2	38.8	45.2	22.6
Interest component of rent expense	12.5	14.5	15.4	16.8	18.7	10.1
Interest on FIN 48 liabilities (d)	—	—	—	—	0.6	0.3

Total fixed charges	25.3	28.3	42.6	55.6	64.5	33.0

Earnings, as adjusted	$79.3	$140.7	$200.0	$358.1	$462.0	$229.8

Ratio of earnings to fixed charges	3.13	4.97	4.70	6.44	7.17	6.96

(a)	The ratio of earnings to fixed charges should be read in conjunction with the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 27, 2008, as well as the Company’s Annual Report on Form 10-K for the year ended December 28, 2007.

(b)	Adjustment related to the equity investment income relating to Anixter Receivables Corporation prior to the consolidation at the end of the third quarter of 2004.

(c)	Includes interest on all indebtedness (including capital leases), amortization of debt discount, and deferred financing fees.

(d)	The Company adopted Financial Accounting Standards Board Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes, in the fiscal year 2007.